May 8, 2019

Lei Sun
Chairman of the Board and Chief Executive Officer
9F Inc.
40/F Wangjing Soho T3
Chaoyang District, Beijing 100102
People's Republic of China

       Re: 9F Inc.
           Amendment No. 4 to
           Draft Registration Statement on Form F-1
           Submitted April 29, 2019
           CIK No. 0001619544

Dear Mr. Sun:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
March 18, 2019 letter.

Draft Registration Statement on Form F-1 filed April 29, 2019

General

1. Please revise your next amendment to label the 2016 and 2017 financial statements as
       'Restated' throughout the document in the appropriate sections, including, but not limited to, the following:
         Summary Consolidated Financial Data starting on page 17;
         Selected Consolidated Financial Data starting on page 106; Management's Discussion and Analysis of Financial Condition and
Results of
 Lei Sun
9F Inc.
May 8, 2019
Page 2
           Operations starting on page 110;
           Report of Independent Registered Public Accounting Firm;
           Face of the Balance Sheets, Statements of Operations, Statements of Comprehensive
           Income, Statements of Changes in Equity, and Statement of Cash Flows; and
           Include a Footnote, such as Footnote 21 in the DRS/A filed March 6, 2019, providing details surrounding the restatement.
Non-GAAP Financial Measures, page 19

2. We note your response to comment 3 in our letter dated March 18, 2019. It appears that the tax effect of share-based compensation expenses included in the income tax reconciliation on page F-47 should also be included in the Non-GAAP disclosures on pages 20, 109, and 123. For example, Adjusted net income for 2018 should be RMB
       2,356,304 thousand to reflect the income tax effect of the share-based compensation expense adjustment. Please revise your next amendment or advise otherwise.
Summary of Significant Accounting Policies
Revenue Recognition
Cash Incentives, page F-18

3. You disclose that cash incentives provided are accounted as a reduction of transaction price according to ASC 606-10-32-25. You also disclose amounts of cash incentives paid to existing investors, cash incentives paid to new investors, and cash incentives recognized as a reduction of revenue for the years ended December 31, 2016, 2017 and
       2018. The cash incentives paid to existing investors and cash incentives paid to new investors do not reconcile to the cash incentives recognized as a reduction of revenue for
       2016, 2017 and 2018. Please clarify how the cash incentives paid to existing investors and cash incentives paid to new investors were accounted for and tell us why these amounts do not reconcile to the cash incentives recognized as a reduction of revenue for the years ended December 31, 2016, 2017 and 2018.
        You may contact David Irving, Staff Accountant, at (202) 551-3321 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at
(202) 551-3783 or Michael Clampitt, Senior Counsel, at (202) 551-3434 with any other questions.



                                                            Sincerely,
FirstName LastNameLei Sun
                                                            Division of
Corporation Finance
Comapany Name9F Inc.
                                                            Office of Financial
Services
May 8, 2019 Page 2
cc:       Z. Julie Gao, Esq.
FirstName LastName